

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2019

Melvin Pereira
Chief Executive Officer
MESO NUMISMATICS, INC.
3265 Johnson Avenue
Suite 213
Riverdale, NY 10463

>      **Re:  MESO NUMISMATICS, INC.**
>        **Form 10-12G**
>        **Filed December 12, 2018**
>        **File No. 000-56010**

Dear Mr. Pereira:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>        Sincerely,
>
>        Division of Corporation Finance
>        Office of Consumer Products